[Exhibit 99.2]
Reappointment and Appointment of Directors
Two directors of the Company were reappointed and one new director was appointed on March 26, 2010. Details concerning such directors are set forth below.

Name	Major experience	Remarks
Toshiro Ohno	Gravity Co., Ltd., CEO, President and Chairman of the Board of Directors (2009-present)	Inside Director
Gravity Interactive, Inc., Director (2009-present)
GungHo Online Entertainment, Inc., Executive Officer (2008-present)
GameOn Co., Ltd., Advisor (2007-2008), CEO (2006-2007), Chief Administrative Officer, Executive Vice President and Management Planning Team Leader (2003-2006)
Chunsoft Co., Ltd., Manager (2000-2002)
DigiCube Co., Ltd., General Manager, Administration (1997-2000)
Square Co., Ltd., General Manager, Finance (1993-1997)
The Shikoku Bank, Ltd. (1984-1992)
Meiji University, LL.B. (1984)

Kazuya Sakai	Gravity Co., Ltd., Executive Director (2009-present)	Inside Director
Gravity Entertainment Corporation, Director (2008-present)
GungHo Online Entertainment, Inc., Director (2005-present), CFO (2004-present)
Capri, Inc., CEO (2008-present)
GungHo Online Entertainment Korea, Inc., CEO (2008-2009)
GungHo Asset Management, Inc., CEO (2007-2009)
Expression Tools, Inc., CEO (2000-2003), Director (1996-2000)
The Kyushu Bank, Ltd. (currently, The Shinwa Bank, Ltd.) (1987-1992)
Kyushu Sangyo University, B. Com. (1987)

Jong Gyu Hwang	Gravity Co., Ltd., Independent Director (2009-2010)	Outside Director
Mungyung Monorail, Director (2007-present)
Member of the New York State Bar Association (2006-present)
E-Frontier, Inc., Counsel (2000-present)
Korea Monorail, Director (2006-2007)
Attorney General’s Office, MA (2005)
Ministry of Justice (Korea), Deputy Director (1995-2000)
The Korean Residents Union in Japan (1994-1995)
Boston University School of Law, LL.M. (2005)
Kennedy School of Government, Harvard University, M.P.A. (2004)
Tokyo University, LL.B. (1994)
Pursuant to the reappointment and appointment of directors at the AGM on March 26, 2010, the Company instituted a board of directors comprised of 5 inside (executive) directors and 3 independent (non-executive) directors.

Name	Current Position	Commencement of term	Expiration of term
Toshiro Ohno	Executive Director	March 31, 2009	March 31, 2011
Yoon Seok Kang	Executive Director	March 28, 2008	March 28, 2011
Yoshinori Kitamura	Executive Director	March 28, 2008	March 28, 2011
Kazuki Morishita	Executive Director	March 28, 2008	March 28, 2011
Kazuya Sakai	Executive Director	March 31, 2009	March 31, 2011
Luke Kang	Independent Director	March 28, 2008	March 28, 2011
Phillip Young Ho Kim	Independent Director	March 28, 2008	March 28, 2011
Jong Gyu Hwang	Independent Director	March 26, 2010	March 26, 2011